                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

     For Period Ended: JUNE 30, 1996

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
     Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

================================================================================

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

================================================================================

PART 1 -- REGISTRANT INFORMATION

================================================================================

     Full Name of Registrant           COMPARATOR SYSTEMS CORPORATION
     Former Name if Applicable

- --------------------------------------------------------------------------------

     Address of Principal Executive Office (Street and Number)
     4350 VON KARMAN AVENUE, SUITE 180
     NEWPORT BEACH, CALIFORNIA, 92660
     ---------------------------------------------------------
             City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     RELIEF IS NOT BEING SOUGHT PURSUANT TO RULE 12b-25 BECAUSE, ALTHOUGH THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 1996 (THE "1996 10-K") COULD NOT BE TIMELY FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE, AS SET FORTH IN PART III BELOW, THE COMPANY DOES NOT EXPECT THAT IT WILL BE ABLE TO FILE THE 1996 10-K ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE SEPTEMBER 30, 1996 DUE DATE. THE COMPANY CURRENTLY ANTICIPATES THAT IT WILL FILE THE 1996 10-K ON OCTOBER 30, 1996, OR AS SOON THEREAFTER AS REASONABLY PRACTICABLE.

================================================================================

PART III -- NARRATIVE

================================================================================

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     AS REPORTED IN THE COMPANY'S 8-K/A DATED AUGUST 14, 1996, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 1996, THE COMPANY'S INDEPENDENT AUDITOR, ELI BUCHALTER ACCOUNTANCY CORPORATION, RESIGNED AS THE COMPANY'S AUDITOR ON AUGUST 14, 1996. ON AUGUST 15, 1996, THE COMPANY ENGAGED THE INDEPENDENT ACCOUNTING FIRM OF FARBER & HASS AS ITS NEW AUDITORS. ACCORDINGLY, AS THE COMPANY HAS ONLY RECENTLY RETAINED ITS NEW AUDITORS, IT IS IMPOSSIBLE FOR FARBER & HASS TO AUDIT THE COMPANY'S FINANCIAL STATEMENTS AND PREPARE ITS REPORT THEREON AND, THUS, FOR THE COMPANY TO FILE THE 1996 10-K, BY SEPTEMBER 30, 1996 WITHOUT UNREASONABLE EFFORT OR EXPENSE.



================================================================================

PART IV -- OTHER INFORMATION

================================================================================

     (1) Name and telephone number of person to contact in regard to this notification
     ARMOND SCHROEDER, PRESIDENT                   (714)    851-4300
- --------------------------------------------------------------------------------
     (Name)                                    (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [x]  Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [x]  Yes     [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     FARBER & HASS HAS INFORMED THE COMPANY THAT POTENTIALLY MATERIAL ADJUSTMENTS MAY BE REQUIRED TO CORRECT THE COMPANY'S FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JUNE 30, 1995. SINCE ONLY A PRELIMINARY REVIEW OF THE 1995 FINANCIAL STATEMENTS HAS BEEN MADE BY FARBER & HASS AS OF THE DATE HEREOF, NEITHER THE COMPANY NOR FARBER & HASS IS CURRENTLY ABLE TO ESTIMATE THE IMPACT OF SUCH RESTATEMENT, IF ANY, ON EITHER THE 1995 FINANCIAL STATEMENTS OR THE FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 1996 TO BE INCLUDED IN THE 1996 10-K. ALTHOUGH SIGNIFICANT CHANGES IN RESULTS FROM RECURRING OPERATIONS FOR 1996 FROM THE PRIOR PERIOD ARE NOT CURRENTLY ANTICIPATED, THE RESTATEMENT, IF ANY, IS EXPECTED TO RESULT IN SIGNIFICANT CHANGES FROM THE PRIOR PERIOD TO THE EARNINGS STATEMENTS TO BE INCLUDED IN THE 1996 FINANCIAL STATEMENTS. THE RESTATEMENT, IF ANY, OF THE 1995 FINANCIAL STATEMENTS WILL BE MADE IN CONNECTION WITH THE AUDIT OF THE COMPANY'S 1996 FINANCIAL STATEMENTS.


- --------------------------------------------------------------------------------

                        COMPARATOR SYSTEMS CORPORATION
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: SEPTEMBER __, 1996                BY:     /s/ ARMOND SCHROEDER
                                        Name:   ARMOND SCHROEDER
                                        Title:  PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

================================================================================

                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

================================================================================

                              GENERAL INSTRUCTIONS
     1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).